FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October; 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.☒. Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETER MCDONNELL
(Registrant)

By:	PETER MCDONNELL
(Signature)

Date   31/10/03

2

DRAFT CHAIRMAN’S SPEAKING COPY

AMCOR LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

THURSDAY, OCTOBER 23, 2003 AT 11.00 AM

PROCEDURE

On arrival, Chairman will proceed to the main lectern, and directors will take their seats at the table.  The Amcor logo will be projected on the middle of three screens behind the main table.  (Video playing continuously on side screens will cease to stills & logo.)

OPENING OF MEETING	Good morning, ladies and gentlemen.

CHAIRMAN	My name is Chris Roberts and I am your Chairman.

On behalf of the board of Directors, I am pleased to welcome you to the company’s 67th Annual General Meeting.

Would anyone who has a mobile phone please ensure that it is switched off for the duration of the meeting.

As we have a quorum I now declare the meeting open.

To assist your understanding and participation in today’s proceedings, can I briefly elaborate on the agenda and procedure we will be following at the meeting this morning.

In a moment I will introduce your Directors.

My remarks as Chairman will then follow.

While I am sure shareholders will have questions about the company’s performance in the past year, I believe my comments this morning will provide you with confidence in the company’s overall management and direction, particularly its future prospects.

Following a discussion period on the accounts, we will move to the election of directors.

We will then seek shareholder approval to increase the maximum amount for directors’ fees from $1.2 million to $2.0 million.

Following completion of the Meeting we hope you can join the board and management for refreshments in the Fairmont Room adjacent to the lobby.

May I now introduce the company’s Directors and, as is our recent practice, invite them to say a few words to you today.

(Chairman will introduce each board member in turn [allowing time for a response from each Director] as follows:-)

CHAIRMAN	Commencing from my left we have:-

Elizabeth Alexander [to say a few words]
Charles Allen [to say a few words]
Keith Barton (up for election today) [to say a few words]

Bert Guy - our Company Secretary.

Next to my (vacant) chair is:-

Russell Jones - our Managing Director and CEO

Geoff Tomlinson [to say a few words] and

Tommie Bergman who retires at the end of our meeting today [to say a few words]

John Pizzey who was appointed to the Board on 23 September 2003 is unable to be with us today and sends his apologies.

John is in the process of stepping down from his role as Executive Vice President of Alcoa Inc.  He officially retires at the end of this calendar year and returns to Melbourne from New York, in January.  While unable to be with us today, John will be attending with the Board a four day strategy and plant visit meeting in Europe in November which will be an excellent forum for John to increase his knowledge of Amcor’s operations and strategy.

I would now like to introduce the senior executives of the company who are in attendance today and who will stand as I introduce them -

Peter Day - Executive General Manager Finance
Lou Lachal - Executive General Manager Operations
John Murray - Executive General Manager Corporate Affairs,
Peter Sutton - Managing Director Amcor Australasia and

Peter Wilson - Executive General Manager Human Resources and Operating Risk

CHAIRMAN

To meet statutory requirements I advise that notice of this meeting has been given to shareholders in accordance with the company’s Constitution.  Copies of the notice have been posted to all shareholders and copies have also been made available at this meeting and on the company’s website.

CHAIRMAN	I have signed the minutes of the 66th annual general meeting held in Melbourne on October 24, 2002 as a correct record of the proceedings at that meeting.

I shall now proceed with the business of the meeting as set out on the notice paper.

The first item on the agenda is to receive and consider the statements of profit, the balance sheets and the reports and statements of directors and auditors in respect of the year ended June 30, 2003.

Before doing so I would like to comment on the company’s recent results and outlook.

1. Amcor Logo	“CHAIRMAN’S ADDRESS”

LADIES AND GENTLEMEN

Your company Amcor has experienced another very good year and this has been reflected in both an appreciating share price and the increase in dividends.

The key element of this success has been a consistent strategy, the clear driver for which is improvement in shareholder value.  This strategy, and its execution by what is a quality management team across the entire organization, has been the cornerstone for the success achieved over the last five years.

The far greater part of Amcor is now outside of Australia and New Zealand.  Beyond our shores we target a select number of packaging segments which have the attributes of higher than average industry growth, the ability to add value through product leadership and innovation, and the potential opportunity for Amcor to be either a global or regional leader.

The chosen segments are flexible packaging, PET containers, tobacco packaging, metal and plastic closures and packaging distribution.

Since adopting this strategy Amcor has become the global leader in both PET containers and tobacco cartons, is a leading supplier of flexible packaging and metal closures in Europe and is a leader in packaging distribution on the West Coast of the United States.

Within Australia and New Zealand, Amcor’s strategy is different.  We have a broad product offering across numerous packaging segments.  Strong customer relationships in this region reflect this breadth and diversity of product offering.  The packaging market here has two clear leaders which together hold approx 80 percent share.

Another important element of Amcor’s strategy has been focus on the lower volatility food and beverage packaging segments.  In the past year, with difficult economic circumstances across much of the globe, our largest business - PET containers - experienced volume growth of 11% on a comparable year basis with growth in the bottled water category in the United States significantly higher than this.  These high growth rates reinforce the belief that our focus on non-cyclical product segments is strategically sound in challenging economic times.

Further insulating the company from major economic impacts is Amcor’s broad geographic spread - with 238 plants spread over 42 countries.  This means that no one country or customer contract can have a significant impact on the overall business.

The creation of a technological edge over competition is another key element of Amcor’s strategy.  This edge is being achieved through the Product Leadership and Innovation program, internally called PLI, that focuses on working with our customers to bring new products to market ahead of the field.  We believe that by targeting high value added product segments there is substantial leverage to apply material science and processing know-how to ongoing improvements.

Technological innovation is therefore a major area of expenditure.  However to be a leader in product innovation, Amcor has first had to build the scale and geographic spread in its chosen market segments, developing leadership positions that can support the investments required.  For the current year over $106 million will be spent on developing new products and processes, in conjunction with our customers, in bringing new products to the marketplace.

It is important to recognise that Amcor’s strategy has not and will not be growth simply for growth’s sake.  It has been about building a position of market strength and then leveraging that position in improving customer relationships, improving product quality, lifting service levels and now importantly, driving product innovation.

For the 2003 year the main challenge for Amcor was the integration of the $2.7 billion Schmalbach-Lubeca acquisition made in July 2002.

It is pleasing to report that all aspects of the integration are running ahead of expectations.  The new management team has come together well and synergies for the first year exceeded the targeted $22 million.  Volumes were up 11%, on a comparable year basis, with the high margin custom containers, mostly used for more difficult hot fill applications, up 27%.  Returns on funds invested for the PET group were 10.8%.

As mentioned earlier Amcor currently is the world leader in the PET container market, and is roughly three times larger than our next largest competitor.  With 50 plants in 20 countries we have both the geographic spread and strong customer relationships to ensure that we participate in the continued growth anticipated in this product category.

One of the other key challenges in the 2003 year has been the start up and commissioning in South Australia of the new wine bottle glass plant.  This plant has also exceeded all expectations in terms of quality and service and as a result of strong customer support, we announced in March the planned construction of a second furnace that will be operational in the first half of calendar 2005.

The wine industry remains an important sector for the Australian economy and will deliver strong growth over an extended period.  With the second furnace Amcor will achieve production economies and capacity to achieve a greater share of this growth market.

REVIEW OF THE 2002-2003 YEAR

I would now like to comment on the main activities and results for the year to June 2003.

As indicated earlier and as is evident from our Annual Report, this has been another excellent year in terms of profitable growth, shareholder returns and execution of strategy.

Sales revenue for the year increased 43% to $10.7 billion and profit after tax and before significant items was up 36% to $431 million.

Earnings per share before significant items was up 7.8% to 45.4 cents and earnings per share before goodwill amortisation was up 23% to 62.0 cents.

This is the sixth consecutive year of earnings growth for the packaging operations (remembering that our share in Kimberley Clark and Amcor’s paper operation were sold in 2000/2001) and your Board elected to increase the dividend by 7% to 30 cents per share with franking of 40%.  This represents a payout ratio of 66% on earnings after goodwill amortisation and of 48% on earnings before goodwill amortisation.

Over the past few years Amcor has achieved compound growth in earnings per share of 15.4% before goodwill amortisation and 9.5% after goodwill amortisation.

Another feature of the result has been the continued strong growth in cash flows.  This year the operating cash flow generated by the company increased 36% to $944 million.

Over the past few years cash flow per share has growth from 66 cents per share in 2000 to $1.13 per share in 2003.  This represents compound growth of 19.6% over the period.

As Amcor has continued to expand, through both organic growth and acquisitions, it is critical that this growth translates into improvements for our shareholders.

The consistent strong performance in both earnings and cash flow per share demonstrates that the benefits are real and can be measured in both the share price appreciation and an increased dividend.

Another important measure is return on funds invested.  Consistent with our strict financial disciplines, all acquisitions must project to achieve a return at the profit before interest, tax and goodwill amortisation level on average funds invested, of 15% by the end of the third year.

Further, we require that all new capital expenditure achieves a 20% return on funds invested by the end of the third year.

By keeping a focus on rates of return, the group can maintain returns above our weighted average cost of capital and thereby achieve true economic value-add for shareholders.

In 2003, returns fell from 12.8% to 11.2%, after being roughly steady in the previous year.  The major impact in 2003 was the first year effect of the $2.7 billion Schmalbach-Lubeca acquisition.  Typically, in the first year, an acquisition will deliver returns of around 9% to 10% building to 15% over three years.  The magnitude of the Schmalbach-Lubeca acquisition had the effect of reducing overall returns for the year.  It is expected that returns will continue their upward trend again this year.  The group’s pre-tax weighted average cost of capital is around 9.1%, so even in a year where returns were impacted by a substantial acquisition, they were still more than 200 basics points above the cost of capital.

OPERATIONS

I would now like to refer in some detail to the operating performance of our divisions, of which there are seven.  The largest three - PET containers, the Australasian region and Flexible Packaging make up more than 80% of the profit before interest, tax and amortisation.  Clearly these three business divisions are critical to the ongoing success of Amcor.

PET

The global PET packaging operations had an excellent year with volumes up 11% on a comparable year basis and earnings up 302%, due to the inclusion of Schmalbach-Lubeca for the first time.  Returns were above expectations at 10.8%.

In North America volume growth was 23% with growth in the bottled water category of over 45% and the higher value add custom bottles of 25%.  This was clearly above the market average and demonstrates the strength Amcor has in strong customer relations, a low cost position and market leading technology.

In Latin America volumes were flat.  In Argentina volumes were impacted by the economic impact of political instability in that country, while in Brazil we made a conscious decision to rationalise our customers base at the expense of some volume.

These shortfalls were offset by very strong growth in Mexico of 53%.  Overall the PET business in Latin America continued to deliver solid profits which will be further enhanced in the current year by the acquisition of Alcoa’s PET operations in that region.

In Europe volumes were up 4% with strong double digit growth in the United Kingdom, Spain and France offset by lower volumes in Germany, due in particular to the introduction in January of deposit legislation on one way PET containers.  Amcor is the leading manufacturer of multitrip PET containers and this product experienced a strong second half.

Overall the PET business remains well positioned to deliver improved earnings growth and returns in the current year.

Australasia

In Australasia earnings were up 11% to $283 million and return on funds invested were 15.6%.  This was a strong result with most of the business units delivering either improved earnings or returns.

The fibre packaging operations achieved volume growth of 6% and are currently undertaking further substantial restructuring that will improve customer focus by aligning the business on a product segment rather than plant orientation.

Much of this restructuring will be undertaken during the current year and will further reduce the cost base of the business.

Recent capital expenditure and restructuring in the sacks and food can business helped offset the adverse volume impact of the drought, while the beverage can business again achieved volume growth through pre-mixed alcoholic beverages and soft drink multi can promotions.

As mentioned earlier, the new wine bottle plant had an excellent year and is currently selling at full capacity.

FLEXIBLES

Amcor Flexibles had a very strong year with earnings up 43% to $133 million and returns up from 8.6% to 11.0%.

Over the past two years the business has considerably reduced its cost base, closing five plants, significantly restructuring another three plants and reducing the total head count by over 900 out of a total of over 7,000.

Raw material price volatility was managed through strong relationships with both customers and suppliers and although there was some weakness in the major economies towards the end of the year, margins improved from 4.7% to 6.2%.

Product Innovation was a primary focus and during the year there was considerable success in developing new products for our customers.  This ensured that the sales mix was enhanced by higher value add products and this trend is expected to continue in the current year.

SUNCLIPSE

Amcor Sunclipse the packaging distribution business based in California, had a difficult year impacted by poor economic conditions which were not helped by the impact of the war in Iraq.

The business continues to manage its costs and gross margins for the year were unchanged at around 25.5%.  The business achieved returns of 15.0% which is an excellent performance given the economic conditions in the United States and is well positioned to benefit from an economic upturn.

RENTSCH & CLOSURES

The Amcor Rentsch and Closures operations had a mixed year.  Earnings for the year were up 73% to $84 million due to the inclusion of the Schmalbach-Lubeca closure operations, however the returns were lower for the year at 8.2%.

Amcor Rentsch’s tobacco packaging and specialty carton business had a particularly strong year with ongoing growth particularly in Russia where the recently installed third press is already fully loaded and a fourth press is to be installed in the next few months.

Amcor Closures however was impacted by the German deposit legislation with metal closure volumes down substantially in the second half.

The new plant in the Philippines and expansion of the plastic closures operations in Poland will assist earnings in the current year.

ASIA

In Asia, difficult economic conditions combined with the effect of the SARS virus, meant that earnings were down 28% and returns lower at 11%.

The business is very well managed and has experienced strong growth over a number of years.  When global economies recover, Amcor Asia will again achieve strong profit growth and improved returns.

EVENTS SUBSEQUENT TO THE 2003 FINANCIAL YEAR

In August we announced the acquisition of the 28% minority position in Amcor Flexibles Europe for $173 million.  The acquisition price represented a trailing EBITDA multiple of 6.4 times and means that Amcor will now obtain 100% of the growth and success of the flexibles business in Europe.

In August we also announced the acquisition of Rexam’s Healthcare Flexibles business for $330 million. The business has sales of $390 million and 10 plants in seven countries including four in the United States.

Amcor will now be the global leader in the high value added medical and pharmaceutical packaging markets with sales of over $500 million and 16 plants in 12 countries.

The purchase price of 6.5 times trailing EBITDA ensures that Amcor can target a 15% return on the investment by the end of the third year and be EPS positive in the current year.

The four plants in the United States will considerably increase Amcor’s presence in that country and provide a solid base in high value business segments from which to build.

Safety

Amcor remains committed to the safety and well being of its people.  Our vision is to make sure that no one at Amcor is ever injured, whether they are employees, contractors, customers or visitors.

It was with deep regret that Amcor reported that an employee was fatally injured while working on the papermaking machine at the Fairfield Paper Mill in Victoria on 25th March 2003. We were all shocked by this event and continue to express our sincere condolences to family and friends. Management has been working with the family and co-workers at the site to provide as much support as possible. Extensive investigations of the accident were undertaken and  improved machine guarding has since been installed, instigating new industry standards. This tragedy has served to remind us that we must continue to strive to make our work environments safe.

Our ‘No Injuries’ programme, which was launched in February 1997, has resulted in a substantial decrease in the number of lost time injuries.  The past year has seen Amcor improve from a lost time injury frequency rate of 3.8 to 3.3, in the businesses we have owned for at least one year.  However, we recognise that in order to achieve our ultimate goal of ‘No Injuries’, all incidents and accidents, no matter how minor, must be investigated.  We also recognise that safety is about more than statistics, it is about people.  Amcor’s safety programme is built upon the leadership of its people and is supported by comprehensive safety systems.

Environment

Amcor is committed to the concepts of sustainability and of managing its operations in an environmentally responsible manner.  The company uses an environmental policy and management manual based on ISO14001, together with regular reporting and auditing to support its commitment to sustainability.

Amcor’s key environmental objectives are:

That all major manufacturing sites are to be certified to ISO14001, and that there is to be continual focus on achieving both a reduction in energy and of waste to landfill per unit of product

All higher risk manufacturing sites are now implementing environmental management systems in order to achieve the ISO14001 certification.  Fifteen sites have been certified in the past year, bringing the total number of sites certified to 41. All manufacturing sites are tracking their energy use and their waste produced, with reduction plans being implemented within the businesses.

As one of the world’s largest packaging companies, Amcor recognises that it has an obligation to work with its stakeholders to address packaging waste issues. Amcor is committed to recycling and is actively involved in recycling many of its products. In Australia Amcor is a significant recycler of fibre packaging and glass, and is involved with supermarkets in the recycling of soft plastics. Amcor PET operates two PET recycling plants, one in Michigan US and the other in Beaune France.

Amcor was one of the first signatories to the National Packaging Covenant and will shortly publish its fourth Action Plan, which includes an ongoing commitment to recycling and product innovation, design and manufacture.

Corporate Governance

Amcor continues to ensure that its Corporate Governance practices are sound and that the new regulations and requirements introduced over the past 12 months have been embraced and implemented where appropriate.

The Annual Report outlines the main Corporate Governance practices of the Amcor Board and senior management group.  The outline addresses the role of the Board; its process and those of its key permanent committees i.e. the: Executive Committee; Nomination Committee; Human Resources Committee and the Audit and Compliance Committee.

The ASX has released a set of Principles of Good Corporate Governance and Best Practice Recommendations which will be effective in the year ended 30 June 2004.  Amcor has undertaken an external review in light of these recommendations and already meets “best practice” on eight of the ten recommendations.

Board and Staff

As announced in the notice of meeting, Tommie Bergman is retiring from the Board as of today and this morning the meeting elected John Pizzey as his replacement.

Tommie has been a Board member since 1994 and his broad international experience has been of significant value through a period of considerable international expansion for the company.

John Pizzey joins the Board after having spent 33 years with Alcoa in general engineering sales and marketing.  John was more recently responsible for Alcoa’s worldwide smelting and refinery operations, working out of the USA and has also served as Chairman of the London Metal Exchange over the last three years.

John brings a wealth of knowledge and international experience in large multi-national organizations, to the Board.

Amcor has an extremely strong management team across all business units, with an excellent mix of skills reflecting experience across a number of industries and disciplines.

Each of our businesses has a well developed set of training and skill based programs to ensure our people are appropriately equipped and resourced for their roles in each business and at the global level, there are a set of executive development programs in place within Amcor to ensure the careers of the company’s current and future leaders are developed in the best way possible.  The Amcor Board follows these programs and the results coming from them, to ensure the company’s future leadership is well aligned to the group’s business strategies and plans.  Shareholders can be assured that this alignment is high and appropriate.

Outlook

Amcor has had a solid start to the year with all businesses performing in line with expectations and the company overall anticipating another year of sound earnings growth.

AMCOR PET

The PET operations had a good first quarter with volumes up 15% on the corresponding period last year.  In Europe volumes increased 19%, helped by a hot summer in a number of the larger markets. In North America volumes increased 16%, comprising  a 22% increase in the US and a 7% decrease in Canada due to the appreciating Canadian dollar impacting bottle water exports to the US and a 2 week strike by a major customer. In Latin America volumes increased 4%, with stronger growth in Mexico and Argentina offset by lower volumes in Brazil.

The profit before interest, tax and goodwill amortisation (PBITA) for the PET business increased 9% for the quarter in US dollar terms. The European  and Latin American operations  achieved significant earnings growth while in North America, the US operations continued to perform well, however lower volumes in Canada resulted in a substantial reduction in earnings for that country.

Growth in custom containers continues to be strong, particularly in Latin America.  In Germany the business has commenced supplying a major brewer, Holsten, with one-way multi layer PET beer bottles in significant volumes and this will have a positive impact for the current year.

The acquisition of Alcoa’s Latin American PET operations has been completed and was effective October 1. This acquisition will be earnings per share positive for the current year.

AMCOR AUSTRALASIA

Amcor Australasia had an excellent start to the year with PBITA up 12% for the quarter.

Most business units performed in-line with expectations.  Fibre Packaging had a particularly strong quarter helped by strong volume growth in New Zealand.   The wine bottle plant is now fully loaded and continues to exceed expectations on the key manufacturing KPI’s.  The returns for this business have improved substantially over the past 12 months and this improvement is a major contributor to overall earnings growth.

The Australian operations have a strong forward order book and the outlook for the remainder of the year is good.

AMCOR FLEXIBLES

Amcor Flexibles continues to build on the improvements of the past two years with PBITA for the quarter up 6% in local currency terms and margins improving over the corresponding period last year.

Across the region market conditions were mixed with strong performances from the United Kingdom and the southern region, however poor economic conditions in Germany impacted earnings in that country. The first quarter is seasonally the lowest for the year as it encompasses the summer holiday period and this has a significant impact on earnings in some countries.

The business continues to implement the planned restructuring of the operations to improve plant focus on specific markets and manufacturing technologies.

The Rexam Healthcare acquisition was finalised on October 17th and the 100 day plan is currently being implemented.  This acquisition will be earnings per share positive in the current year.

Amcor Flexibles remains on target to deliver substantial earnings growth for the year together with further improvements in margins and returns.

AMCOR SUNCLIPSE

Amcor Sunclipse had a difficult quarter with PBITA in local currency terms down 32%.

The quarterly comparison for this business is particularly onerous with the first quarter last year benefiting from modestly improving economic conditions,

however this year the manufacturing sector of the economy has shown no improvement from the lows experienced during the period of the Iraqi war.

Across the business units, distribution remains in-line with last year, but intense competition in the corrugating and box plants has resulted in earnings being down significantly for those divisions.

Amcor Sunclipse has an excellent position in the market and considerable leverage to an improving US economy, however earnings for the current year are likely to be in-line with last year.

AMCOR RENTSCH AND AMCOR CLOSURES

This business consists of the tobacco packaging operations of Amcor Rentsch as well as the metal and plastic closure operations.  The combined PBITA for the group was up 11% in local currency terms for the quarter.

Amcor Rentsch had a strong start to the year with solid volume growth and all machines operating at full capacity.  The businesses in Russia and Poland continue to deliver strong earnings growth and a fourth press is currently being installed at the Russian plant.

Amcor Closures also had a good start to the year.  The metal closure operations have successfully managed its cost base, while the Bericap joint venture is obtaining improved earnings from the new plant in California.

AMCOR ASIA

Amcor Asia has had a solid start to the year with earnings improving from the low levels achieved at the height of the SARS virus.

On a quarter on quarter basis however, PBITA earnings are down 17% in local currency terms.

Across the three main business units, tobacco packaging is well up on last year and flexibles are in-line, however the corrugated business, particularly in Malaysia, has been impacted by intense competition with earnings well down on last year.

AMCOR GROUP

For the Amcor group, profit after tax for the quarter was up 4%. The higher Australian dollar, which was 66 cents against the US dollar for the first quarter this year compared to 55 cents last year, negatively impacted profit after tax by 6% for the quarter.  As the year progresses, we expect this differential will decrease significantly delivering substantial improvements in quarter on quarter comparisons.

The company remains on target to deliver earnings growth for the seventh consecutive year both pre and post goodwill amortisation.  Over the next nine months, earnings will be enhanced by the recently completed acquisitions of Rexam Healthcare Flexibles and Alcoa PET in Latin America, as well as benefits from ongoing rationalisation and restructuring across a number of the operations.

Conclusion

In closing, I would like to reiterate that Amcor has completed another very successful year.

The drivers for success remain unchanged.  We have had a consistent strategy since 1998 that has delivered market leading positions, either globally or regionally across most of the business units.

The strict financial disciplines underpinned by a focus on return on investment has ensured that as the company has grown, there has been an ongoing and tangible benefit for shareholders, measured in both an improving share price and dividend.

The major task for the 2003 year was the successful integration of the $2.7 billion Schmalbach-Lubeca acquisition, and on all measures the results have exceeded our expectations, with the businesses poised for further solid growth in the coming years.

The business model of strong local management has been a key contributor to ongoing earnings growth, and the benefits are especially transparent in times of difficult economic conditions in some countries.

The strategy of focusing on the food and beverage markets has removed considerable volatility from earnings over the past two years and demonstrates that Amcor is a growth company with strong defensive characteristics.

The current year has started well with expectations that the full year profit and earnings per share will be higher than in 2003.

Amcor today is now a global packaging leader by any measure, building a strong record of consistent earnings growth.  It is the objective of your Board and management to ensure that the company continues to successfully build on these positions to ensure the trend of earnings growth is maintained.

Thank you

(*** Chairman moves from lectern to his chair at the table ***)

CHAIRMAN	I now move the adoption of the statements of profit, the balance sheets and the reports and statements of directors and auditors.

CHAIRMAN	Ladies and gentlemen, all resolutions to be voted on today will be put to a show of hands.

The accounts, reports and statements are now before the meeting and it is an appropriate time for questions and discussion.

Only shareholders or proxy holders with white, blue or green cards are able to ask questions.

If you wish to speak or ask a question please move to the nearest microphone.

To allow as many questions as possible, please be brief. You should identify yourself to the company representative who will introduce you to the meeting, before you ask your question.

(DISCUSSION FROM FLOOR)

There being no further questions, I now disclose the way in which proxy votes have been cast on this resolution and how I will cast the undirected proxies given to me.

The motion is that the accounts and reports be adopted. (Only holders of white admission cards are entitled to vote on a show of hands.)

• Those in favour. (Please raise your white cards.) Against. Carried.

CHAIRMAN

Ladies and gentlemen, moving to the second agenda item on the notice of meeting, the election of directors, I advise that in accordance with the company’s Constitution and the ASX Listing Rules, Ronald Keith Barton retires from office and being eligible offers himself for re-election.

CHAIRMAN	Is there any discussion?

(Discussion/questions)

I now disclose the way in which proxy votes have been cast on this resolution and how I will cast the undirected proxies given to me.

The motion is that Ronald Keith Barton be re-elected to the Board.

• Those in favour. Against. Carried. I declare Dr Barton re-elected to the Board.

CHAIRMAN	George John Pizzey has been appointed to the Board since the last Annual General Meeting and being eligible offers himself for election.

CHAIRMAN	Is there any discussion?

(Discussion/questions)

I now disclose the way in which proxy votes have been cast on this resolution and how I will cast the undirected proxies given to me.

The motion is that George John Pizzey be elected to the Board.

• Those in favour. Against. Carried. I declare Mr Pizzey elected to the Board.

CHAIRMAN	Thank you ladies and gentlemen. That concludes the ordinary business of the meeting and we now turn to the item of “special business” set out in the notice of meeting.

CHAIRMAN	Resolution 3 on the notice paper, is to consider, and if thought fit, pass an ordinary resolution that the maximum aggregate amount out of which directors’ fees may be paid to all directors be increased from a total not exceeding $1.2 million per annum to a total not exceeding $2.0 million per annum to be divided amongst the directors as they may agree.

CHAIRMAN	Before opening this resolution for discussion I would like to make a few comments.

Rule 51 of the company’s constitution provides that as remuneration for their services the directors shall be paid out of the funds of the company such sum as the company in general meeting may from time to time determine to be divided amongst them as they may agree.

The amount of non-executive directors’ emoluments has not been considered by shareholders since 1999.  Major restructuring and rationalisation in Australia together with acquisitions in Amcor’s international operations continue to substantially reduce costs and improve performances, but also greatly increase work pressures on directors.

The proposed increase in the maximum emoluments payable to non-executive directors reflects the following factors:

• The increasingly international nature of Amcor’s operations which has placed greater demands on directors to deal with more complex and diverse issues on a global basis.
• The fact that both scheduled Board and committee meetings and Board visits to Amcor’s international operations now place increasing demands on Director’s time.

•      The clear need to maintain the highest standards of corporate governance and a range of skills on the Board, and the probability that in the next few years, it will be necessary to appoint several new non-executive directors.  This will also facilitate orderly succession planning for the Board.

• The need to provide additional headroom for new non-executive directors not receiving a retiring allowance.

•      The need to provide for additional time spent by directors on dealing with the wide-ranging requirements of corporate legislation, governance and regulatory authorities introduced to further protect the interests of shareholders, and finally

• To recognise the responsibilities of public company directors are more onerous and demanding than ever before. The cost of attracting individuals of the highest calibre has risen accordingly.

Shareholders should note that this resolution seeks an increase to $2 million in the maximum annual emoluments payable in aggregate to all non-executive directors who will continue to allocate a minimum of 20% of their remuneration to buy Amcor shares.

CHAIRMAN	The resolution is now open for discussion.

(Discussion/questions)

CHAIRMAN	There being no further discussion I now disclose the way in which proxy votes have been cast on this resolution and how I will cast the undirected proxies given to me.

I will now put to the meeting Resolution 3 on the notice paper.

CHAIRMAN	• Those in favour. Against.

(Either) I declare this resolution carried

(Or) There being a majority against the resolution on a show of hands I now declare that a poll be held

CHAIRMAN	I appoint Mr Paul Shannon of KPMG as scutineer of the poll and Mr Tim Bond of Computershare Investor Services as returning officer.

I now call on the Company Secretary to explain the procedure for the poll.

COMPANY
SECRETARY:	The procedure for the poll will be as follows:

Share and proxy holders with white or green admission cards are entitled to vote on Resolution 3.

The reverse side of these cards set out voting details. We would ask you to carefully read the voting instructions. If you wish to cast your vote either for or against, place a mark in the appropriate box shown on the voting paper and sign the form where indicated.

If you are a proxy holder who has “open” votes, you may exercise your discretion as to how to cast those “open” votes.

Should you wish clarification on the voting process then Mr Bond and his staff will help you in this regard. They are available throughout the auditorium to assist you in any way.  Please raise your hand to attract their attention.

Would you now complete your voting paper.

CHAIRMAN

Have all the votes been completed?  If so, I now declare the poll closed and stand down the meeting for thirty minutes to enable the returning officer to count the votes and for you to enjoy some light refreshments.  I will advise the meeting once the result is available.  Please ensure your votes are collected by the returning officer or his staff before you enjoy refreshments.

(Chairman addresses the meeting.)

Ladies and gentlemen. I have received the result of the poll.

The results are -

(Read results from returning officer’s summary.)

CONCLUSION OF MEETING

CHAIRMAN	Ladies and gentlemen. That concludes the business of the meeting.

Thank you for attending today and for your patience and your courtesy. (I hope you can stay and enjoy refreshments with the Directors and our senior management.)

I now declare the meeting closed.

News Release

For Release: Thursday, October 23, 2003

AMCOR HAS A SOLID START TO THE YEAR

Amcor announced today that profit after tax for the three months to September 30 was up 4%.

The result reflects continuing improvements across a number of the operating businesses and the benefits from substantial rationalisation and restructuring undertaken over the past two years.

Profit after tax reported in Australian dollars was negatively impacted by the higher Australian dollar which averaged 66 cents against the US dollar for the first quarter this year compared to 55 cents last year.  This had the effect of reducing the profit after tax for the quarter by 6%.

As the year progresses, the quarter on quarter impact of the higher Australian dollar should decrease significantly delivering substantial improvements in the quarterly comparisons.

AMCOR PET PACKAGING

The PET packaging operations had a good first quarter with volumes up 15% on the corresponding period last year.  In Europe volumes increased 19%, helped by a hot summer in a number of the larger markets. In North America volumes increased 16%, comprising  a 22% increase in the US and a 7% decrease in Canada due to the appreciating Canadian dollar impacting bottle water exports to the US and a two week strike by a major customer. In Latin America volumes increased 4%, with stronger growth in Mexico and Argentina offset by lower volumes in Brazil.

The profit before interest, tax and goodwill amortisation (PBITA) for the PET business increased 9% for the quarter in US dollar terms. The European and Latin American operations achieved significant earnings growth while in North America, the US operations continued to perform well, however lower volumes in Canada resulted in a substantial reduction in earnings for that country.

Growth in custom containers continues to be strong, particularly in Latin America.  In Germany the business has commenced supplying a major brewer, Holsten, with one-way multi-layer PET beer bottles in significant volumes and this will have a positive impact for the current year.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067  Australia

GPO Box 1643N Melbourne Victoria 3001  Australia

Tel: 61 3 9226 9000  Fax: 61 3 9226 9050

www.amcor.com

The acquisition of Alcoa’s Latin American PET operations has been completed and was effective October 1. This acquisition will be earnings per share positive for the current year.

AMCOR AUSTRALASIA

Amcor Australasia had an excellent start to the year with PBITA up 12% for the quarter.

Most business units performed in line with expectations.  Fibre Packaging had a particularly strong quarter helped by strong volume growth in New Zealand.   The wine bottle plant is now fully loaded and continues to exceed expectations on the key manufacturing KPI’s.  The returns for this business have improved substantially over the past 12 months and this improvement is a major contributor to overall earnings growth.

The Australian operations have a strong forward order book and the outlook for the remainder of the year is good.

AMCOR FLEXIBLES

Amcor Flexibles continues to build on the improvements of the past two years with PBITA for the quarter up 6% in local currency terms and margins improving over the corresponding period last year.

Across the region market conditions were mixed, with strong performances from the United Kingdom and the southern region, however poor economic conditions in Germany impacted earnings in that country. The first quarter is seasonally the lowest for the year as it encompasses the summer holiday period and this has a significant impact on earnings in some countries.

The business continues to implement the planned restructuring of the operations to improve plant focus on specific markets and manufacturing technologies.

The Rexam Healthcare acquisition was finalised on October 17 and the 100-day plan is currently being implemented.  This acquisition will be earnings per share positive in the current year.

Amcor Flexibles remains on target to deliver substantial earnings growth for the year together with further improvements in margins and returns.

AMCOR SUNCLIPSE

Amcor Sunclipse had a difficult quarter with PBITA in local currency terms down 32%.

The quarterly comparison for this business is particularly onerous with the first quarter last year benefiting from modestly improving economic conditions, however this year the manufacturing sector of the economy has shown no improvement from the lows experienced during the period of the Iraqi war.

Across the business units, distribution remains in line with last year, but intense competition in the corrugating and box plants has resulted in earnings being down significantly for those divisions.

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Amcor Sunclipse has an excellent position in the market and considerable leverage to an improving US economy, however earnings for the current year are likely to be in line with last year.

AMCOR RENTSCH AND AMCOR CLOSURES

This business consists of the tobacco packaging operations of Amcor Rentsch as well as the metal and plastic closure operations.  The combined PBITA for the group was up 11% in local currency terms for the quarter.

Amcor Rentsch had a strong start to the year with solid volume growth and all machines operating at full capacity.  The businesses in Russia and Poland continue to deliver strong earnings growth and a fourth press is currently being installed at the Russian plant.

Amcor Closures also had a good start to the year.  The metal closures operation has successfully managed its cost base, while the Bericap joint venture is obtaining improved earnings from the new plant in California.

AMCOR ASIA

Amcor Asia has had a solid start to the year with earnings improving from the low levels achieved at the height of the SARS virus.

On a quarter on quarter basis however, PBITA earnings are down 17% in local currency terms.

Across its three main business units, tobacco packaging is well up on last year and flexibles remain in line, however the corrugated business, particularly in Malaysia, has been impacted by intense competition with earnings well down on last year.

SUMMARY

With this solid start to the year, Amcor is well positioned to build on this result over the balance of the year.

The acquisitions of Alcoa’s PET operations in Latin America and Rexam’s Healthcare Flexible business were completed this month and both of these acquisitions will be earnings per share positive in the current year.

Amcor’s Managing Director, Russell Jones said: “The first quarter profit increase is very pleasing given the impact of the appreciating Australian dollar.  On constant currency terms, profit after tax was up 10%.

“The 15% volume increase for the PET business follows on from an 11% increase for the 2003 year and maintains the trend of volume growth greater than the industry average.

“Custom volume continues to show good growth and the recently announced multi-layer beer bottle for Holsten in Germany is a further step forward for the higher value add PET containers.

“The flexibles operations continue to benefit from the rationalisation and restructuring undertaken over the past two years with margins continuing to improve.

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“Amcor Australasia also experienced a strong start to the year with earnings up 12% on the first quarter last year.

“This business has benefited from the success of the new wine bottle plant, which is delivering results ahead of expectations.

“Overall the company is well positioned for the balance of the year.  Profit will build momentum through the year with the benefits from the recently completed acquisitions as well as ongoing restructuring in a number of plants delivering improved earnings and returns.”

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

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